EXHIBIT 99.3

Seabridge Gold Inc.

Report to Shareholders

Quarter Ended June 30, 2016

Recent Highlights

• Seabridge acquires 100% interest in Iskut gold project with completion of the purchase of SnipGold Corp.

• 10,000 meter drill program underway at KSM designed to expand Deep Kerr deposit

• Independent experts confirm KSM’s tailings management design as best available technology

• Initiated environmental program at Iskut with the support of the Tahltan Central Government

• Balance sheet significantly strengthened with closing of two financings totaling $20.7 million in gross proceeds

Closing of SnipGold Acquisition Provides Seabridge with 100% Interest in Iskut High-Grade Gold Project

In June Seabridge completed its acquisition of all of the outstanding shares of SnipGold Corp. under a Plan of Arrangement originally announced in April. On closing Seabridge issued 695,277 shares to acquire SnipGold, at an exchange ratio of one share of Seabridge for 63 outstanding shares of SnipGold Corp. The acquisition of SnipGold also met Seabridge’s transaction test of immediately increasing its gold resource ownership per share.

The Iskut gold project is located approximately 30 kilometers northwest of KSM; close enough to offer synergies in terms of personnel and infrastructure. The Iskut project contains two main target types: high-grade precious metal mineralization, with drill ready targets; and bulk tonnage gold-copper porphyries. The Bronson Slope deposit contains a measured and indicated resource of 187 million tonnes grading 0.36 g/t gold, 0.10% copper and 2.19 g/t silver (2.2 million ounces of gold, plus 503 million pounds of copper and 13 million ounces of silver). Seabridge is planning to complete a 3,000 meter core drilling program this year at Iskut designed to test for high-grade gold which the property is historically known for. The objective of the 2016 program is to determine which of the many known targets has the best potential, in preparation for a much larger program next year.

2016 Drill Program at KSM Designed to Extend Deep Kerr Deposit up to 800 Meters to the South

A 10,000 meter core drill program is underway at Seabridge’s 100%-owned KSM Project in northwestern British Columbia. The 2016 program is designed to expand by as much as 800 meters the block cave shapes that confine the current resource estimate for Deep Kerr.

Seabridge’s geological team believes the mineralized zone on the west limb of the Deep Kerr deposit projects to the south and that the block cave shapes in its resource are limited by drill data, not geology. Extending the footprint of these block cave shapes should enable Seabridge to increase the potential mining rate for Deep Kerr higher grade material, which could result in improved economics for the project. In addition, 2016 drilling will target the less-explored eastern limb of the Deep Kerr deposit to test its potential expansion at depth.

Over the past three years, Seabridge has successfully targeted higher grade zones beneath KSM’s near surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone. Last year, sizeable resource expansions were obtained from these deposits and drilling also confirmed the potential for significant resource additions below the Mitchell deposit. Like in years past, this year’s program has been designed and funded based on Seabridge’s expectation that it will increase Seabridge’s gold resources on a per share basis. Seabridge also believes that the Deep Kerr resource can improve KSM’s economics and the updated KSM Prefeasibility Study, now slated for completion in September, should demonstrate this point.

The Deep Kerr deposit has grown substantially since its discovery in 2013, but remains open to the south and at depth. Exploration drilling in 2015 expanded the inferred resource to more than one billion tonnes grading 0.53% copper and 0.35 g/T gold (11.3 million ounces of gold and 11.8 billion pounds of copper) as of March, 2016. Deep Kerr consists of a broad zone of altered rock representing several relic intrusions measuring about 2,000 meters north-south and at least 1,600 meters in depth. Drill testing in the deposit has demonstrated exceptional continuity of mineralized material which has enabled rapid growth of the resource.

Three Different Experts Conclude that KSM’s Tailings Management System is Best Design Solution

In August Seabridge announced the results of its Best Available Tailing Technology (BAT) review for its KSM Project. The review was completed by Klohn Crippen Berger, a world-leading engineering design firm. The BAT study confirms that the existing tailing management facility design, consisting of centerline dams constructed with double cycloned sand and a till core in association with wet tailings deposition, is the best available technology for tailings deposition and the most environmentally responsible design to minimize long term risks associated with the proposed tailing storage facility for the KSM Project. This conclusion confirms the findings from KSM’s Independent Geotechnical Review Board that the TMF’s design is robust and appropriate for KSM’s site specific characteristics.

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106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

Seabridge commissioned Klohn Crippen Berger to undertake the BAT review in August, 2015 in response to the Independent Expert Engineering Investigation and Review Panel report on the breach of the Mount Polley tailing storage facility. The Review Panel concluded that future projects require not only an improved adoption of best applicable practices, but also a migration to BAT. The Klohn Crippen Berger report also meets the new BC Mining Code requirement that new mines must provide an alternate assessment of BAT in their provincial permit applications.

As a further step in its review process, Seabridge commissioned an independent review of the BAT report by Dr. Dirk van Zyl. Dr. van Zyl is a world-recognized expert in tailings, mined-earth structures and sustainability with over 40 years of experience. He is currently a faculty member at UBC’s Faculty of Applied Science and was a member of the Independent Expert Engineering Investigation and Review Panel investigating the Mount Polley tailing storage facility breach. In his review of the Klohn, Crippen report, Dr. van Zyl stated: “I support the overall conclusions of the KSM BAT report. The evaluation shows that using filtered tailings at this project is not a feasible option as it will not result in moving to zero failures. Adding complexity in tailings management, as filtered tailings will do at the KSM site, does not promote the overall goal of moving to zero failures.”

Iskut Environmental Program to Focus on Johnny Mountain Mine Acquired in SnipGold Transaction

In June Seabridge initiated a robust environmental program aiming to remediate areas of historical mining activity at its Iskut project, including the Johnny Mountain Mine, a past high-grade gold producer. This summer’s planned environmental and engineering work is designed to ensure compliance with existing authorizations and to begin the evaluation and development of remediation programs to mitigate the impacts of past mining activity. This program will include a comprehensive evaluation of best practices for future remediation on the property, drawing from the Seabridge environmental team’s experiences at KSM and other North America sites and input from the Tahltan First Nation and BC regulatory officials. Work commenced with a general site cleanup in the vicinity of the Bronson Slope Airstrip. The environmental work will be completed in conjunction with Seabridge’s planned 2016 exploration program for the property.

Chad Norman Day, President of the Tahltan Central Government (TCG), indicated that the TCG was supportive of Seabridge’s plans. “We have a strong interest in the remediation of the Johnny Mountain mine site on our traditional territory. We expect to work closely with Seabridge to ensure that Tahltan citizens benefit from this work and that we are kept fully informed of the progress that is being made in the planned clean-up programs. During the eight year Environmental Assessment Process for KSM, Seabridge demonstrated their willingness and openness in addressing environmental issues and we look forward to continuing our excellent working relationship with them.”

The Gold Market

In years past, the annual and quarterly reports to shareholders included our views on the gold market. In January 2015 we decided to publish our gold market commentary on a more frequent basis on our website under Gold Market Flash Notes. To see these notes please visit http://seabridgegold.net/case4gold.php.

Financial Results

During the three month period ended June 30, 2016 Seabridge posted a net loss of $1.9 million ($0.04 per share) compared to a loss of $1.6 million ($0.03 per share) for the same period last year. During the 2nd quarter, Seabridge invested $22.6 million in mineral interests, including the fair value attributed to mineral interests in the acquisition of SnipGold. Project spending alone was $6.1 million in the current quarter compared to $5.2 million during the same period last year. At June 30, 2016, net working capital was $23.2 million compared to $17.8 million at December 31, 2015.

During the 2nd quarter, Seabridge closed two equity financings for total gross proceeds of $20.7 million. The first financing consisted of 500,000 common shares issued at a price of $17.40 per share. The second financing was a bought deal flow-through financing consisting of 500,000 shares at $24.07 per share (representing a 30% premium to the market price on the day it was announced).

On Behalf of the Board of Directors,

ss// Rudi Fronk

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

August 11, 2016